Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 VOTE ON INTERNET Go to http : //www . vstocktransfer . com/proxy Click on Proxy Voter Login and log on using the below control number . Voting will be open until 11 : 59 p . m . , Eastern Time, October 25 , 2026 . CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. ATTEND THE MEETING To attend the Extraordinary General Meeting to be held in - person at Unit 504 , Guardforce Center, No . 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong, and to vote or attend virtually, please visit https : //us 06 web . zoom . us/j/ 89942525550 (Meeting ID : 899 4252 5550 ; find your local number at https : //us 06 web . zoom . us/u/kdxT 8 RPywd ) on October 27 , 2026 at 11 : 00 a . m . Hong Kong Time (October 26 , 2026 at 11 : 00 p . m . , Eastern Time) . Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope . Extraordinary General Meeting of Members - GUARDFORCE AI CO., LIMITED DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS. FOR AGAINST ABSTAIN Proposal 1 — Capital Reorganization (Special Resolution) : THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) the signing by the directors of a solvency statement in accordance with the Companies Act ; and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute required under the Companies Act, with effect from the date on which such conditions are fulfilled : (a) every forty (40) issued and unissued shares of a nominal or par value of US $ 0 . 12 each be consolidated into one (1) share of a nominal or par value of US $ 4 . 8 each (the "Share Consolidation") ; (b) immediately following the Share Consolidation, the par value of each issued share be reduced from US $ 4 . 8 to US $ 0 . 001 (the "Capital Reduction") ; (c) immediately following the Capital Reduction, each authorized but unissued share of US $ 4 . 8 par value be subdivided into 4 , 800 shares of US $ 0 . 001 par value each (the "Share Subdivision" and together with the Share Consolidation and the Capital Reduction, the "Capital Reorganization") ; and (d) the directors be authorized to do all acts and things necessary to give effect to the Capital Reorganization, as more fully described in the Proxy Statement . The description of each resolution herein is by way of summary only . Full text of the relevant resolutions are set out in the notice convening the Extraordinary General Meeting . Proposal 2 — Re - Designation of Share Capital and Adoption of New M&A (Special Resolution) : THAT, AS A SPECIAL RESOLUTION, subject to and immediately following effectiveness of the Capital Reorganization : (a) the authorized share capital of the Company be re - classified and re - designated into 34 , 500 , 000 , 000 Class A ordinary shares of US $ 0 . 001 par value each ( 1 vote per share), 500 , 000 , 000 Class B ordinary shares of US $ 0 . 001 par value each ( 20 votes per share), and 1 , 000 , 000 , 000 preferred shares of US $ 0 . 001 par value each ; (b) the 799 , 233 issued shares be re - designated into 719 , 199 Class A Ordinary Shares and 80 , 034 Class B Ordinary Shares (being the shares held by Ms . Lei Wang) ; and (c) the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association in the form set forth in Appendix B to the Proxy Statement be adopted in substitution for and to the exclusion of the existing memorandum and articles of association, as more fully described in the Proxy Statement . The description of each resolution herein is by way of summary only . Full text of the relevant resolutions are set out in the notice convening the Extraordinary General Meeting . Proposal 3 — Amendment to the 2022 Equity Incentive Plan (Ordinary Resolution) : THAT to approve an amendment to the Guardforce AI Co . , Limited 2022 Equity Incentive Plan (the "Plan") to increase the maximum number of shares available for grant under the Plan from up to 15 % of the issued and outstanding Ordinary Shares at the time of grant to up to 20 % of the issued and outstanding Class A Ordinary Shares at the time of grant (less the aggregate number of Class A Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), and to adopt and approve Amendment No . 2 to the Plan attached to the Proxy Statement as Appendix A, as more fully described in the Proxy Statement . The description of each resolution herein is by way of summary only . Full text of the relevant resolutions are set out in the notice convening the Extraordinary General Meeting . Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

GUARDFORCE AI CO., LIMITED Extraordinary General Meeting of Members October 27, 2026 Hong Kong Time (October 26, 2026 Eastern Time) IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON OCTOBER 27, 2026 HONG KONG TIME (OCTOBER 26, 2026 EASTERN TIME) The Notice and Proxy Statement are available online at: https://ir.guardforceai.com/corporate - governance/governance - documents/ DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Lei Wang, with the power of substitution, to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Extraordinary General Meeting of Members of Guardforce AI Co . , Limited to be held at 11 : 00 a . m . Hong Kong Time, on Tuesday, October 27 , 2026 ( 11 : 00 p . m . , Eastern Time, on Monday, October 26 , 2026 ) or at any postponement or adjournment thereof . THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE . In their discretion, the proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof . Please check here if you plan to attend the Extraordinary General Meeting of Members at 11:00 a.m. Hong Kong Time, on Tuesday, October 27, 2026 (11:00 p.m., Eastern Time, on Monday, October 26, 2026). Electronic Delivery of Future Proxy Materials . If you would like to reduce the costs incurred by Guardforce AI Co . , Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years . Email Address : PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)